Exhibit 3.2

THIS CONVERTIBLE PROMISSORY NOTE AND THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY, EXCEPT IN CONNECTION WITH SALES IN COMPLIANCE WITH RULE 144 PROMULGATED UNDER THE ACT, REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

APERION BIOLOGICS, INC.

CONVERTIBLE PROMISSORY NOTE

$150,000	San Antonio, Texas
[    ]

FOR VALUE RECEIVED, APERION BIOLOGICS, INC., a Delaware corporation (the “Company”), hereby absolutely and unconditionally promises to pay to the order of CrossCart, LLC or its assigns (the “Lender,” which term shall include the holder, from time to time, of this Note (as defined below)), the principal amount of One hundred fifty thousand and 00/100 Dollars ($150,000) in legal tender of the United States, together with simple interest (computed on the basis of a 360-day year of twelve 30-day months for actual days elapsed) on such principal amount outstanding from time to time at the rate of 8.0% per annum. After the earlier of the Maturity Date (as defined below) or the occurrence of an Event of Default (as defined below), the total unpaid indebtedness under this Convertible Promissory Note (this “Note”) shall bear simple interest at a rate equal to 10.0% per annum. This Note is one of a series of convertible promissory notes (together with this Note, the “Notes”) issued pursuant to the Note Purchase Agreement dated April 17, 2014, among the Company and the investors listed therein (the “Purchase Agreement”). Capitalized terms used in this Note and not defined herein shall have the meanings ascribed to them in the Purchase Agreement.

1.           Repayments and Prepayments.

(a)           Subject to Sections 2(a) and 3(a) hereof, all principal, accrued interest and all other amounts owing under this Note shall be due and payable UPON DEMAND, at the sole option and discretion of the Lender, on or after April 17, 2016 (such demand date being the “Maturity Date”). The Company hereby acknowledges that such demand may be made hereunder (in whole or in part) by the Lender for any reason or for no reason, whether or not the Company is in compliance with this Note.

(b)           The Company may not prepay this Note at any time, either in whole or in part, without the prior consent of the Lender, which consent may be granted or withheld at the sole discretion of the Lender.

(c)           All payments received under this Note shall be applied first to costs, expenses and other amounts incurred in connection with the collection of this Note (other than principal and interest), then to accrued interest on the date of payment, and then to the outstanding principal balance of this Note.

(d)           All payments of principal and interest shall be made to the holder of this Note not later than 1:00 p.m. (San Antonio, Texas time) on the date and at the place of payment designated by the holder hereof as aforesaid, and any payment received on such date but after such hour shall be deemed to have been paid to and received by the holder hereof on the next succeeding business day. If the date on which any payment is required to be made pursuant to this Note is not a business day, then such payment shall be due and payable on the next succeeding date which is not a Saturday, Sunday or legal holiday and such extension of time shall be included in computing interest. All payments hereunder shall be made without reduction, and shall not be subject to any claim or offset of any kind or nature whatsoever.

2.           Conversion.  The outstanding principal amount owing under this Note shall be convertible into equity securities of the Company as follows:

(a)           Optional Conversion.  The Requisite Noteholders may, in their sole discretion, convert all principal and accrued interest under this Note into shares of Series D Preferred Stock at the Conversion Price per share. “Series D Preferred Stock” shall mean the Company’s Series D Preferred Stock financing with substantially the terms set forth in Exhibit A hereto.

(i)           For the purposes of this Note: “Conversion Price” shall mean $0.25.

(ii)           The Company covenants that it shall use its reasonable efforts to cause a sufficient number of shares of Series D Preferred Stock (and common stock issuable upon conversion thereof) to be authorized and reserved under the Company’s Certificate of Incorporation, as amended, prior to any such conversion of this Note; provided, however, that if a sufficient number of such shares is not authorized and reserved at the time of such election, the conversion shall be delayed until the proper number of shares is authorized and reserved, with the Company then obligated to use its best efforts to cause a sufficient number of shares to be authorized and reserved as soon as practicable.

(b)           Mechanics of Conversion.  In connection with such conversion of this Note pursuant to Section 2(a), the Lender shall surrender this Note, duly endorsed without recourse, representation or warranty, at the principal office of the Company. At its expense, the Company shall, as soon as practicable thereafter, issue and deliver to the Lender at such principal office a certificate or certificates for the Series D Preferred Stock (bearing such legends as may be required or advisable in the reasonable opinion of counsel to the Company), together with a check payable to the Lender for any cash amounts payable as described in Section 2(c) below.

(c)           No Fractional Shares. No fractional shares shall be issued upon conversion of this Note. In lieu of the Company issuing any fractional shares to the Lender upon the conversion of this Note, the Company shall pay to the Lender an amount in cash equal to the product obtained by multiplying the conversion price applied to effect such conversion by the fraction of a share not issued pursuant to the previous sentence. Upon conversion of this Note in full and the payment of the amounts specified in this Note, the Company shall be released from all of its obligations and liabilities under this Note.

3.           Events of Default.

(a)           Upon the occurrence of any Event of Default, and the written election of the Requisite Noteholders (except as provided below), the entire unpaid principal balance of this Note and all of the unpaid interest accrued thereon and all amounts owing hereunder shall be immediately due and payable and the Lender shall have all legal and equitable rights of holders of unsecured debt instruments, whether at law, in equity or under this Note (provided that such principal, interest and other amounts shall become immediately due and payable if an Event of Default listed in clause (ii) below shall occur). For purposes of this Note, the following events shall each constitute an “Event of Default”:  (i) failure to pay any amount owing by the Company hereunder when due and payable, (ii) the initiation of any bankruptcy, insolvency, moratorium, receivership, reorganization, liquidation or dissolution by or against the Company, or a general assignment of assets by the Company for the benefit of creditors, (iii) the material breach of any representation or warranty of the Company contained in this Note or the Purchase Agreement at the time when such representation or warranty is made, (iv) the breach by the Company of any of the covenants set forth in this Note or the Purchase Agreement, or (v) any of the Company’s indebtedness for borrowed money (or any guaranty by the Company thereof) is accelerated as a result of a default or breach of or under any agreement for such borrowed money, including but not limited to loan, credit or reimbursement agreements, or any default shall occur thereunder which entitles the holder thereof to so accelerate such indebtedness, or material breach under any real property lease agreements and capital equipment lease agreements by which the Company is bound or obligated.

(b)           No remedy herein conferred upon the Lender is intended to be exclusive of any other remedy and each and every remedy shall be cumulative and in addition to every other remedy hereunder, now or hereafter existing at law or in equity or otherwise.

4.           Notices.

(a)           All notices, reports and other communications required or permitted hereunder shall be in writing and may be delivered in person, by facsimile or email with written confirmation, overnight delivery service or U.S. mail, in which event it may be mailed by first class, certified or registered, postage prepaid, addressed (i) if to the Lender, at the Lender’s address set forth in the Company’s corporate records (or such other address as the Lender shall have properly furnished the Company in writing), and (ii) if to the Company, at 11969 Starcrest Drive, San Antonio, TX 78247, Fax: (210) 495-0239 (or such other address as the Company shall have properly furnished the Lender in writing), attention: Chief Executive Officer.

(b)           Each such notice, report or other communication shall for all purposes under this Note be treated as effective or having been given when delivered if delivered personally or, if sent by mail, at the earlier of its receipt or seventy-two (72) hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as aforesaid, or, if sent by overnight delivery service, the next business day, or, if sent by facsimile or email with written or electronic confirmation, at the earlier of (i) twenty-four (24) hours after confirmation of transmission by the sending facsimile machine or computer or (ii) delivery of written confirmation.

5.           Miscellaneous.

(a)           No term of this Note may be amended, modified or waived without the written consent of the Company and the Requisite Noteholders.

(b)           No failure or delay by the Lender to exercise any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other right, power or privilege. The provisions of this Note are severable and if any one provision hereof shall be held invalid or unenforceable in whole or in part in any jurisdiction, such invalidity or unenforceability shall affect only such provision in such jurisdiction. This Note expresses the entire understanding of the parties with respect to the transactions contemplated hereby. The Company and every endorser and guarantor of this Note, regardless of the time, order or place of signing hereby, waives presentment, demand, protest, diligence of collection and notice of every kind, and assents to any extension or postponement of the time for payment or any other indulgence, to any substitution, exchange or release of collateral, and to the addition or release of any other party or person primarily or secondarily liable.

(c)           If Lender retains an attorney for collection, restructuring or any “work-out” of this Note, or if any suit or proceeding is brought for the recovery of all, or any part of, or for protection of the indebtedness represented by this Note, then the Company agrees to pay all costs and expenses of the suit or proceeding, or any appeal thereof, incurred by the Lender, including without limitation, reasonable attorneys’ fees.

(d)           This Note shall for all purposes be governed by, and construed in accordance with the laws of the State of Texas (without reference to its conflicts of law principles), and the Company consents to the exclusive jurisdiction of the state and federal courts located in the State of Texas, and waives any argument that such forum is not convenient.

(e)           This Note shall be binding upon the Company’s successors and assigns, and shall inure to the benefit of the Lender’s successors and assigns. This Note may not be assigned by the Company.

(f)           Time is of the essence with respect to the performance of the obligations of the Company under this Note.

(g)           In no event shall the interest rate and other charges under this Note exceed the highest rate permissible under any law that a court of competent jurisdiction shall, in a final determination, deem applicable hereto. In the event that a court determines that Lender has received interest and other charges under this Note in excess of the highest permissible rate applicable hereto, such excess shall be deemed received on account of, and shall automatically be applied to reduce, the outstanding principal amount hereunder and the provisions hereof shall be deemed amended to provide for the highest permissible rate. If there is no outstanding principal amount under this Note, the Lender shall refund such excess to the Company.

(h)           The Company represents and warrants to the Lender that the indebtedness evidenced by this Note is with respect to an exempt transaction under the Truth-In-Lending Act, 15 U.S.C. 1601 et seq.

(i)           The Company hereby covenants and agrees that the proceeds received by the Company in return for the issuance of this Note shall be used for the general corporate needs of the Company.

IN WITNESS WHEREOF, the Company has caused this Note to be executed by its duly authorized officer to take effect as of the date first hereinabove written.

APERION BIOLOGICS, INC.

By: _______________________________
Name:
Title:

EXHIBIT A

Terms of Series D Preferred Stock

CHARTER

Series D Original Purchase Price:	$0.25 per share

Dividends:
The Series D Preferred will carry an annual 8% cumulative dividend compounded annually (accruing from issuance, whether or not declared), payable upon liquidation or redemption (but not upon conversion). No dividend shall be paid on the Series A Preferred Stock, Series B Preferred Stock, Series C-1 Preferred Stock (“Series C-1 Preferred”) or Series C-2 Preferred Stock (“Series C-2 Preferred” and, collectively with the Series C-1 Preferred, the “Series C Preferred”) unless and until all accrued and unpaid dividends have been paid on the Series D Preferred. For any other dividends or distributions, participation with Common Stock on an as-converted basis.

Liquidation Preference:
In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows: first, to the holders of Series D Preferred (until each such holder has received the greater of (i) two times the Series D Original Purchase Price, plus accrued dividends on each share of Series D Preferred, or (ii) the amount payable to such shares upon such event if all Series D Preferred had been converted into Common Stock);

thereafter, on a pari passu basis, to the holders of Series C-2 Preferred (until each such holder has received the greater of (i) the Series C-2 Original Purchase Price, plus accrued dividends on each share of Series C-2 Preferred, or (ii) the amount payable to such shares upon such event if all Series C-2 Preferred had been converted into Common Stock), and Series C Convertible Preferred (until each such holder has received the greater of (i) two times the Series C-1 Preferred Original Purchase Price, plus accrued dividends on each share of Series C-1 Preferred, or (ii) the amount payable to such shares upon such event if all Series C-1

Preferred had been converted into Common Stock);

thereafter, on a pari passu basis, to the holders of Series A Preferred (until each such holder has received $1.00 per share, plus accrued dividends on each share of Series A Preferred) and Series B Preferred (until each such holder has received the Series B Original Purchase Price, plus accrued dividends on each share of Series B

Preferred); and

thereafter, to the holders of Common Stock.

A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a “Deemed Liquidation Event”), thereby triggering payment of the liquidation preferences described above unless the holders of at least 50% of the Series D Preferred elect otherwise.

Voting Rights:
The Series D Preferred shall vote together with the Series A Preferred, Series B Preferred and Series C Preferred, and Common Stock on an as-converted basis, and not as a separate class, except (i) the Series D Preferred as a class shall be entitled to elect two (2) members of the Board (the “Series D Directors”), (ii) as provided under “Protective Provisions” below or (iii) as required by law. The Company’s Certificate of Incorporation will provide that the number of authorized shares of Common Stock may be increased or decreased with the approval of a majority of the Preferred and Common Stock, voting together as a single class, and without a separate class vote by the Common Stock.

Protection Provisions:
So long as at least 50% of the initially issued shares of Series D Preferred are outstanding, the Company will not, without the written consent of the holders of at least 50% of the Company’s Series D Preferred (voting together as a single class on as-converted basis), either directly or by amendment, merger, consolidation, or otherwise:

(i) liquidate, dissolve or wind-up the affairs of the Company, or effect any Deemed Liquidation Event; (ii) amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws; (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the Series D Preferred, or increase the authorized number of shares of Series D Preferred; (iv) purchase or redeem or pay any dividend on any capital stock prior to the redemption of the Series D Preferred, other than stock repurchased from former employees or consultants in connection with the cessation of their employment/services, at the lower of fair market value or cost; (v) create or authorize the creation of any debt security other than debt in an aggregate amount not exceeding $250,000 and with no equity feature; (vi) increase the number of shares reserved for issuance or grant under the stock option plan to more than 9,100,000 shares of Common Stock; or (vii) increase or decrease the size of the Board of Directors.

Optional Conversion:
The Series D Preferred initially converts 1:1 to Common Stock at any time at option of holder, subject to adjustments for cash dividends and for stock dividends, splits, combinations and similar events and as described below under “Anti-dilution Provisions.”
Existing investors will waive any anti-dilution rights that may arise as a result of the issuance of Series D Preferred prior to the initial closing.

Anti-dilution Provisions:
In the event that the Company issues additional securities at a purchase price less than the current Series D Preferred conversion price, such conversion price shall be adjusted in accordance with the following formula:

CP2         = CPI * (A+B) / (A+C)

CP2         = New Series D Conversion Price

CPI          = Series D Conversion Price in effect immediately prior to new issue

A             = Number of shares of Common Stock deemed to be outstanding immediately prior to new issue (includes all shares of outstanding common stock, all shares of outstanding preferred stock on an as-converted basis, and all outstanding options on an as-exercised basis; and does not include any convertible securities converting into this round of financing)

B             = Aggregate consideration received by the Corporation with respect to the new issue divided by CP]

C             = Number of shares of stock issued in the subject transaction

The following issuances shall not trigger anti-dilution adjustment:

(i) securities issuable upon conversion of any of the Preferred, or as a dividend or distribution on the Preferred; (ii) securities issued upon the conversion of any debenture, warrant, option, or other convertible security; (iii) Common Stock issuable upon a stock split, stock dividend, or any subdivision of shares of Common Stock; (iv) up to 9,100,000 shares of Common Stock (or options to purchase such shares of Common Stock) issued or issuable to employees or directors of, or consultants to, the Company pursuant to any plan approved by the Company’s Board of Directors including at least one (1) Series D Director; and (v) shares of Common Stock issued or issuable to banks, equipment lessors pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including at least one (1) Series D Director.

Neither the Series A Preferred Stock nor the Series B Preferred Stock have anti-dilution protection (other than in connection with stock dividends, splits, combinations and similar events).

Mandatory Conversion:
Each share of Preferred Stock will automatically be converted into Common Stock at the then applicable conversion rate in the event of the closing of an underwritten public offering with a price of five (5) times the Series D Original Purchase Price (subject to adjustments for cash dividends and for stock dividends, splits, combinations and similar events) and proceeds to the Company of not less than $50,000,000 (a “QPO”), or (ii) upon the written consent of the holders of at least 50% of the Series D Preferred (voting together as a single class on as-converted basis).

Redemption Rights:
The Series D Preferred shall be redeemable from funds legally available for distribution at the option of holders of at least 50% of the Series D Preferred (voting together as a single class on as-converted basis) commencing any time after April 30, 2015 at a price equal to the liquidation preference amount.  Redemption shall occur in one installment.  Upon a redemption request from the holders of the required percentage of the Series D Preferred, all Series D Preferred shares shall be redeemed.  The Series C Preferred will also reset its redemption date to coincide with the Series D Preferred redemption timing; Series D Preferred will have priority over the Series C Preferred with respect to any such redemption.

INVESTOR RIGHTS AGREEMENT

Registration Rights:

Registrable Securities:	All shares of Common Stock issuable upon conversion of the Series D Preferred, Series C Preferred, Series B Preferred and Series A Preferred will be deemed “Registrable Securities.”

Demand Registration:
Upon earliest of (i) the third anniversary of the closing of the Series D Preferred financing or (ii) six (6) months following an initial public offering (“IPO”), persons holding 60% of the Series D Preferred (voting together as a single class on as-converted basis) may request two (2) registrations by the Company of their shares. The aggregate offering price for such registration may not be less than $5 million. A registration will count for this purpose only if (i) all Registrable Securities requested to be registered are registered and (ii) it is closed, or withdrawn at the request of the requesting Investors (other than as a result of a material adverse change to the Company).

Registration on Form S-3:
The holders of 30% of the Registrable Securities will have the right to require the Company to register on Form S-3, if available for use by the Company, Registrable Securities for an aggregate offering price of at least $2 million. There will be no limit on the aggregate number of such Form S-3 registrations, provided that there are no more than two (2) per year.

Piggyback Registration:
The holders of Registrable Securities will be entitled to “piggyback” registration rights on all registration statements of the Company, subject to the right, however, of the Company and its underwriters to reduce the number of shares proposed to be registered to a minimum of 30% on a pro rata basis and to complete reduction on an IPO at the underwriter’s discretion. In all events, the shares to be registered by holders of Registrable Securities will be reduced only after all other stockholders’ shares are reduced.

Expenses:
The registration expenses (exclusive of stock transfer taxes, underwriting discounts and commissions) will be borne by the Company. The Company will also pay the reasonable fees and expenses of one special counsel to represent all the participating stockholders.

Lock-up:
Investors shall agree in connection with the IPO, if requested by the managing underwriter, not to sell or transfer any shares of Common Stock of the Company (excluding shares acquired in or following the IPO) for a period of up to 180 days following the IPO (provided all directors and officers of the Company and 1% stockholders agree to the same lock-up).  Such lock-up agreement shall provide that any discretionary waiver or termination of the restrictions of such agreements by the Company or representatives of the underwriters shall apply to Investors, pro rata, based on the number of shares held.

Termination of Registration Rights:
Earlier of five (5) years after IPO or upon a Deemed Liquidation Event.

No future registration rights may be granted without consent of the holders of a majority of the Registrable Securities unless subordinate to the granted hereunder rights.

Management and .Information Rights:
Any “Major Investor” (defined as a holder who, together with its affiliates, owns at least 10% of Registrable Securities and Dr. Kevin Stone) will be granted access to Company facilities and personnel during normal business hours and with reasonable advance notification. The Company will deliver to each such Major Investor (1) annual, quarterly, and monthly financial statements, and other information as determined by the Board; (ii) thirty days prior to the end of each fiscal year, a comprehensive operating budget forecasting the Company’s revenues, expenses, and cash position on a month-to-month basis for the upcoming fiscal year; and (iii) promptly following the end of each quarter an up-to-date capitalization table, certified by a Company senior executive officer.

Right to Participate Pro Rata in Future Rounds:
All Major Investors shall have a pro rata right, based on their percentage equity ownership in the Company (assuming the conversion of all outstanding Preferred Stock into Common Stock and the exercise of all options outstanding under the Company’s stock plans), to participate in subsequent issuances of equity securities of the Company (excluding those issuances listed at the end of the “Anti-dilution Provisions” section of this Term Sheet and issuances in connection with acquisitions by the Company).  In addition, should any Major Investor choose not to purchase its full pro rata share, the remaining Major Investors shall have the right to purchase the remaining pro rata shares.

Other Matters Requiring Series D Approval:
So long as there are outstanding at least 50% of the initially issued sharesof Series D Preferred (subject to adjustment), the Company will not, without the approval of the holder of a majority of the shares of Series D Preferred (voting together as a single class on as-converted basis):

(i) make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company; (ii) make any loan or advance to any person, including, any employee or director, except advances and similar expenditures in the ordinary course of business or under the terms of a employee stock or option plan approved by the Board of Directors;

(iii)           guarantee any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

(iv)           make any investment other than investments in prime commercial paper, money market funds, certificates of deposit in any United States bank having a net worth in excess of $100,000,000 or obligations issued or guaranteed by the United States of America, in each case having a maturity not in excess of two (2) years; (v) incur any aggregate indebtedness in excess of $250,000 that is not already included in a Board-approved budget, other than trade credit incurred in the ordinary course of business; (vi) enter into or be a party to any transaction with any director, officer or employee of the Company or any “associate” (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such person; (vii) hire, fire, or change the compensation of the executive officers, including approving any option plans; (viii) change the principal business of the Company, enter new lines of business, or exit the current line of business; or (ix) sell, transfer, license, pledge or encumber technology or intellectual property, other than licenses granted in the ordinary course of business.

RIGHT OF FIRST REFUSAL/CO-SALE AGREEMENT AND VOTING AGREEMENT

Right of first Refusal/ Right of Co-Sale (Take-me-Along):
Company first and holders of Series D Preferred second (to the extent assigned by the Board of Directors,) have a right of first refusal with respect to any shares of capital stock of the Company proposed to be sold by “Key Holders” and employees holding greater than 1% of Company Common Stock (assuming conversion of Preferred Stock), with a right of oversubscription for holders of Series D Preferred of shares unsubscribed by the other holders. Before any such person may sell Common Stock, he will give the holders of Series D Preferred an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the seller and those held by the participating holders.

Board of Directors:
A seven (7) member Board shall be authorized, comprising (i) two Stone designees, (ii) the CEO, and (iii) four other persons designated by holders of a majority of the Company’s common stock, on a fully converted and diluted basis, currently including Kevin Stone, Mike Ward, Francis Dixon Helfer, Al Holcomb, Daniel Lee and David Anderson.

The Investors shall cause the directors to appoint as chairman of the Board a designee of holders of a majority of the shares of Series D Preferred and Series C Preferred, voting together as a single class on an as-converted basis.

Drag Along:
All current and future holders of Preferred Stock, Common Stock and stock options shall be required to enter into an agreement with the Investors that provides that such stockholders will vote their shares in favor of a Deemed Liquidation Event or transaction in which 50% or more of the voting power of the Company is transferred, approved by the holders of at least 50% of the outstanding shares of Preferred Stock, on an as-converted basis.

Termination:	All rights under the Right of First Refusal/Co-Sale and Voting Agreements shall terminate upon an IPO, a Deemed Liquidation Event or a transfer of more than 50% of the Company’s voting power.